UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Morphic Holding, Inc.

(Name of Subject Company)

Morphic Holding, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61775R105

(CUSIP Number of Class of Securities)

Praveen P. Tipirneni

Chief Executive Officer

Morphic Holding, Inc.

35 Gatehouse Drive, A2

Waltham, MA 02451

(781) 996-0955

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Robert A. Freedman, Esq.
Effie Toshav, Esq.
Julia Forbess, Esq.

Douglas N. Cogen, Esq.

David K. Michaels, Esq.

Victoria A. Lupu, Esq.

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 94104

(415) 875-2300

William D. DeVaul, Esq. General Counsel and Secretary Morphic Holding, Inc. 35 Gatehouse Drive, A2 Waltham, MA 02451 (781) 996-0955

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Morphic Holding, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 19, 2024 (the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Rainier Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (“Shares”), at a purchase price of $57.00 per Share, net to the stockholder in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 19, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 7, 2024, by and among the Company, Lilly and Purchaser (as may be amended from time to time, the “Merger Agreement”).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

The subsection of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—U.S. Antitrust Laws” is hereby amended as follows:

The following sentence is added at the end of the second full paragraph as follows:

“The waiting period applicable to the Offer under the HSR Act expired on July 31, 2024 at 11:59 P.M., Eastern Time.”

The following sentences are added at the end of the last paragraph as follows:

“The waiting period applicable to the Offer under the HSR Act expired on July 31, 2024 at 11:59 P.M., Eastern Time. Accordingly, the Regulatory Condition has been satisfied. The Offer continues to be subject to the remaining conditions described in “Item 2. Identity and Background of Filing Person—Tender Offer.””

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 14D-9 is true, complete and correct.

Morphic Holding, Inc.

Date: August 1, 2024	By:	/s/ Praveen P. Tipirneni, M.D.
		Name:	Praveen P. Tipirneni, M.D.
		Title:	Chief Executive Officer